Exhibit 21

The subsidiaries of the Registrant	State of Incorporation
TST/Impreso, Inc.	Delaware
Hotsheet.com, Inc.	Texas
Alexa Springs, Inc.	Texas
TST/Impreso of California, Inc.	California